GREENTECH MINING INTERNATIONAL, INC.
1840 Gateway Drive, Suite 200
Foster City, CA 94404

  October 12, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re: Greentech Mining International, Inc.
Form 8-K
Filed September 19, 2012
File No. 000-54610

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated October 5, 2012 addressed to Mr. Matthew Neher, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Form 8-K.

The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

 Item 5.06 Change in Shell Company Status, page 5

1. We note that your report includes the Form 8-K item number used to indicate a change in shell company status. Please provide us with your detailed analysis as to how you determined that you are no longer a “shell company” as that term is defined in Rule 12b-2 under the Exchange Act, or revise your disclosure as appropriate. In this regard, we note your disclosure in the fifth paragraph on page 38 under the caption “Plan of Operation” regarding your need to raise additional funds. Further, we note your disclosure regarding the amount of your cash on hand and assets on pages 40 and 41 under

Company Response

Greentech Mining International, Inc. (the “Company”) does not believe that it a “shell company” within the meaning of Securities Exchange Commission Rule 12b-2, promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

Rule 12b-2, in relevant part, states:

. . . Shell company: The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

Matthew J. Neher
Greentech Mining International
October 12, 2012

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Note: For purposes of this definition, the determination of a registrant's assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant's balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination.

Rule 12b-2 is written in the conjunctive and not the disjunctive, which therefore requires that both of the conditions of subsection (1) and subsection (2) be met in order for a registrant to be a shell company within the meaning of Rule 12b-2.

The Company has total assets of $200, which it acknowledges constitutes nominal assets under subsection (1) of Rule 12b-2.  The Company, however, does have substantive operations as a result of its Operating, Exploration and Option to Purchase Agreement (“Option Agreement”) dated September 19, 2012, with Greentech Mining, Inc. a Delaware Corporation and Greentech Mining Utah, LLC a Utah limited liability company.  The Company’s substantive operations are described principally on pages 24 through 26 of its Form 8-K, filed September 19, 2012. Additionally, the Company currently refines approximately 100 tons of mineralized material per day, (as illustrated at ten tons an hour on page 25) which yields approximately 10 ounce of gold per day.  Furthermore, the volume of mineralized material the Company refines increases by the week and at a rate which the Company believes will lead to it refining approximately 1,000 tons of mineralized material per day, garnering approximately 100 ounces of gold per day by about February, 2013.

Since the Company has substantive operations, it does not meet the condition of subsection (2), the second part of the conjunctive test of Rule 12b-2.  Accordingly, the Company is not a shell company within the meaning of Rule 12b-2.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Matthew J. Neher
GREENTECH MINING INTERNATIONAL, INC.

By:	Matthew J. Neher Matthew J. Neher